

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03059595

No Act
P.E. 6-23-03

August 11, 2003

Fred A. Summer
Squire, Sanders & Dempsey LLP
1300 Huntington Center
41 South High Street
Columbus, OH 43215-6197

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/11/2003

Re: Peoples Ohio Financial Corporation
Incoming letter dated June 23, 2003

Dear Mr. Summer:

This is in response to your letter dated June 23, 2003 concerning the shareholder proposal submitted to Peoples Ohio by the Gregory J. Iammarino. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gregory J. Iammarino
1955 Woodbine Ct.
Troy, OH 45373

1157843

Squire, Sanders & Dempsey L.L.P.

1300 Huntington Center
41 South High Street
Columbus, Ohio 43215-6197

Office: +1.614.365.2700
Fax: +1.614.365.2499

Direct: +1.614.365.2743
fsummer@ssd.com

June 23, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

VIA FEDERAL EXPRESS

Re: Peoples Ohio Financial Corporation — Shareholder Proposal of Gregory J. Iammarino

Ladies and Gentlemen:

We are writing on behalf of our client, Peoples Ohio Financial Corporation, an Ohio corporation (the "Company"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action, if, in reliance on certain provisions of Rule 14a-8, the Company excludes a proposal (the "Proposal") submitted by Gregory J. Iammarino (the "Proponent") from the Company's 2003 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials"). A copy of the Proposal and supporting statement (the "Statement"), which was submitted to the Company by the Proponent by letter dated June 2, 2003, is attached hereto as Exhibit A.

The Company currently expects that it will file definitive copies of its 2003 Proxy Materials pursuant to Rule 14a-6 on or about September 26, 2003. Because of the amount of time required for the printing of the 2003 Proxy Materials, they must be in a final form by September 12, 2003. Accordingly, the Company would appreciate the Staff's response to its request prior to such date.

In accordance with Rule 14a-8(j)(2), we are furnishing the Staff with six copies of this letter, which sets forth the reasons why the Company deems the omission of the Proposal from the Company's 2003 Proxy Materials to be proper. A copy of this letter is also being simultaneously provided to the Proponent.

To the extent that the reasons for omission stated in this letter are based upon matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of Ohio and represents a supporting legal opinion of counsel.

PROPOSAL

The Proposal reads as follows:

> "Shareholder Proposal – 'Share the Wealth'
>
> Resolved that the shareholders of Peoples Ohio Financial Corporation urge the Peoples Ohio Financial Corporation Board of Directors to payout 66% of net earnings to shareholders in the form of an annual cash dividend."

DISCUSSION

As discussed more fully below, we believe that it is proper to exclude the Proposal from its 2003 Proxy Materials pursuant to the following rules:

1. Rule 14a8(i)(13), because the Proposal relates to a specific amount of cash dividends;
2. Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under Ohio Law; and
3. Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

1. The Proposal Relates to Specific Amounts of Cash Dividends — Rule 14a-8(i)(13)

Because the Proposal urges the Company to "payout 66% of net earnings to shareholders in the form of an annual cash dividend," the Proposal may be properly excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(13).

Rule 14a-8(i)(13) provides that a company may omit a stockholder proposal "if the proposal relates to specific amounts of cash or stock dividends." The Staff has consistently interpreted this Rule broadly, permitting the exclusion of shareholder proposals that purport to set minimum amounts or ranges of dividends or that would otherwise establish formulas for determining dividends. *See*, **Host Marriott Corporation** (available January 13, 2003) (proposal recommending that the board make all efforts to reinstate at least a $1.00 per share dividend); **Microsoft Corporation** (available July 19, 2002) (proposal requesting that the company declare a dividend of 50% of current and subsequent year earnings, with the level of dividends in subsequent years to be maintained at least at the 2002 level); **Exelon Corporation** (available March 2, 2002) (proposal to increase dividend by 10 percent); **Duke Energy Corporation** (available January 9, 2002) (proposal requesting that the company distribute earnings "more equitably," specifically including an increase in the current dividend of $1.10 per share); **International Business Machines Corporation** (available January 2, 2001) (proposal recommending that an equal or greater percentage of the company's earnings per share be distributed as a dividend each year); **Eastman Chemical Company** (available March 8, 2000) (proposal where the board of directors was directed to investigate the feasibility of, and if found feasible implement stock dividends approximating the value of the present cash dividend being paid); **General Motors Corporation** (available April 7, 2000) (proposal mandating an increase in the dividend by $0.10 per share per quarter); **Lydall, Inc.** (available March 28, 2000) (proposal mandating the payment of a dividend of not less than 50% of the company's net annual income); **Safeway, Inc.** (available March 4, 1998) (proposal for dividend of at least 30% of earnings each year); **AirTouch Communications, Inc.** (available January 6, 1998) (proposal requesting that the board take the necessary steps to make it a policy of AirTouch to pay a dividend of at least 30% of earnings each year).

The Staff has also determined that whether a proposal relating to specific amounts of cash dividends is cast in mandatory or precatory form has no bearing on whether the proposal is excludable under Rule 14a-8(i)(13). *See* **Eastman Chemical Company**, *supra*; **Safeway, Inc.**, *supra*; **AirTouch Communications, Inc.**, *supra*; **Tri-Continental Corporation** (available February 11, 1999) (proposal recommending to the board of directors to change the dividend policy to distribute 1% of the net assets monthly to the shareholders was properly omitted under former Rule 14a-8(c)(13)); **International Business Machines Corporation** (available December 9, 1999) (proposal that the shareholders recommend to the officers and directors that a minimum of 52% of the dividends earned per year be returned to the shareholders was properly omitted under Rule 14a-8(i)(13)); **National Affiliated Corporation** (available March 28, 1991); **National Mine Service Company** (available September 3, 1981).

The Proposal is substantially similar to the proposals that were the subject of the no-action letters cited above, all of which were held to be properly excludable. Accordingly, it is our opinion that the Proposal may be omitted from the 2003 Proxy Materials pursuant to 14a-8(i)(13).

2. The Proposal is Not a Proper Subject for Action by Shareholders Under Ohio Law — Rule 14a-8(i)(1)

The Proposal may also be properly omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for shareholder action under the laws of the State of Ohio.

The Company is incorporated under and governed by the laws of the State of Ohio. Section 1701.59 of the Ohio Revised Code ("ORC") entrusts the management of the business and affairs of a corporation to, and imposes responsibility for that management on, its board of directors. ORC §1701.59(A) states that "[e]xcept where the law, the articles or the regulations require action to be authorized or taken by the shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors."

The Company's Articles of Incorporation, as amended, do not limit the statutory powers of the Company's board of directors (the "Board") under ORC §1701.59(A). Furthermore, the Company's amended and restated Code of Regulations provides that all authority of the corporation shall be vested in and exercised by its directors (unless otherwise provided by law, the articles or regulations). Neither Ohio law nor the Company's Articles of Incorporation or Code of Regulations give shareholders the authority to require the kind of action envisioned by the Proposal.

The Proposal also attempts to usurp the authority of the Board to regulate the form and amount of dividends granted to shareholders. ORC §1701.33 gives the directors of an Ohio corporation the authority to declare dividends and distributions on outstanding shares of the corporation. The legal power to declare dividends rests solely with the board of directors. *See* United States v. Byrum, 408 U.S. 125 (1972), *citing* Thomas v. Matthews, 94 Ohio St. 32, 113 N.E. 669 (1916); Johnson v. Lamprecht, 133 Ohio St. 567, 15 N.E. 2d 127 (1938). Directors must consider a number of factors in order to declare the form and amount of dividends and must properly carry out such duties in good faith and in a manner reasonably believed to be in the best interests of the corporation. *See* ORC §1701.59(B).

The Company's Board, in the exercise of sound business judgment, reviews a variety of factors unique to the Company before determining whether to declare a cash dividend and the precise amount of such cash dividend. Rote application of the percentage suggested by the Proponent would be wholly inconsistent with the fiduciary obligations of the Board to determine the amount of any dividends declared. Accordingly, it is our opinion that the Proposal submitted by the Proponent is not a proper subject for action by the Company's shareholders and may be properly omitted from the 2003 Proxy Materials pursuant to 14a-8(i)(1).

3. The Proposal Deals With Matters Relating to the Company's Ordinary Business Operations — Rule 14a-8(i)(7)

The Proposal may also be properly omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the conduct of the Company's ordinary business operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if it relates to the Company's "ordinary business operations." The determination of the exact amount of dividends involves, among other things, the comprehensive consideration of the Company's overall financial requirements, including planned levels of capital expenditure and the need for working capital to operate the business by the Board. Furthermore, the Staff has recognized that decisions regarding the declaration and payment of dividends are a core management function and deal with matters relating to the conduct of ordinary business operations. *See* **Monsanto Company** (available February 23, 1976) (proposal to establish dividend of at least 50% of earnings in any given year); *See also,* **The Walt Disney Company** (available September 27, 1993) (dividend reinvestment plan); **Bell South Corporation** (available January 26, 1993) (direct deposit for dividends); **NYSE Corporation** (available January 19, 1989) (payment date).

By urging the declaration of a specified percentage of net earnings as a cash dividend on an annual basis, the Proposal clearly seeks to establish the form and amount of the Company's dividends, which constitutes an ordinary business operation within the discretion of the Board. Accordingly, it is our opinion that the Proposal submitted by the Proponent is not a proper subject for action by the Company's shareholders and may be properly omitted from the 2003 Proxy Materials pursuant to 14a-8(i)(7).

CONCLUSION

For the foregoing reasons, it is our opinion that the Company may omit the Proposal from the 2003 Proxy Materials pursuant to clauses (13), (1) or (7) of Rule 14a-8(i). Therefore, on behalf of the Company, we respectfully request confirmation from the Staff that no enforcement action will be recommended if the Company omits the Proposal from the 2003 Proxy Materials.

If any member of the Staff has any questions or comments regarding the foregoing, please contact the undersigned at the direct-dial telephone number set forth on the first page of this letter. Please acknowledge receipt of this letter and attached exhibit by stamping the enclosed additional copy of this letter and returning it in the enclosed, self-addressed stamped envelope.

Very truly yours,



Fred A. Summer

FAS/as
Enclosures

EXHIBIT A

Gregory J. Iammarino
1955 Woodbine Ct.
Troy, Ohio 45373
Office (937) 440-3400 Ext. 100

June 2, 2003

Ms. Linda Daniel, Secretary
Peoples Ohio Financial Corp.
635 S. Market Street
Troy, Ohio 45373

Via: HAND DELIVERED

Dear Ms. Daniel:

I, Gregory J. Iammarino, of 1955 Woodbine Ct., Troy, Ohio 45373, the owner of 64,000 common shares that have been owned more than one year and who plans to maintain his ownership through the October, 2003 annual shareholders meeting would like the following shareholder proposal to be included in the Peoples Oho Financial Corporation's proxy statement for the 2003 Annual Meeting of Shareholders:

Shareholder Proposal – "Share the Wealth"

"Resolved that the shareholders of Peoples Ohio Financial Corporation urge the Peoples Ohio Financial Corporation Board of Directors to payout **66%** of net earnings to shareholders in the form of an annual **cash dividend.**"

Supporting Statement

The shares of Peoples Ohio Financial Corporation are thinly traded and a sale of a small number of shares usually drives the stock price down. As the stock price falls, it becomes difficult for shareholders to realize the full market value of their shares.

In addition, the directors have not shared growth plans or exit strategies with shareholders or the investing public. As a result, little demand is created for shares from outside investors, and therefore, the stock stays depressed.

An annual dividend payout of **66%** of the net earnings would turn the existing shares of the Corporation into cash generators, resulting in the current shareholders feeling proud of their ownership. The current shareholders would want to tell fellow investors about their good investment. This would drive up demand for shares of the Corporation as new investors would want to **Share in the Wealth**.

Therefore, I urge all shareholders to Vote for "Share the Wealth" proposal.

Sincerely,

Gregory J. Iammarino

CC: Ron Scott

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peoples Ohio Financial Corporation
Incoming letter dated June 23, 2003

The proposal urges the board of directors to "payout 66% of net earnings to shareholders in the form of an annual cash dividend."

There appears to be some basis for your view that Peoples Ohio may exclude the proposal under rule 14a-8(i)(13). Accordingly, we will not recommend enforcement action to the Commission if Peoples Ohio omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Peoples Ohio relies.

Sincerely,



Grace K. Lee
Special Counsel